Filed by RMR Preferred Dividend Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended.

Subject Company: RMR Real Estate Income Fund

Commission File No. 811-22234

400 Centre Street, Newton, MA 02458-2076	tel: (617) 332-9530 fax: (617) 796-8376

FOR IMMEDIATE RELEASE
Contacts:
Timothy A. Bonang, Director of Investor Relations, or
Carlynn Finn, Manager of Investor Relations
(617) 796-8253
www.rmrfunds.com

RMR Funds Announce Results of Annual Meeting

Newton, MA (May 7, 2009):  RMR Real Estate Fund (NYSE Amex: RMR), RMR Hospitality and Real Estate Fund (NYSE Amex: RHR), RMR F.I.R.E. Fund (NYSE Amex: RFR), RMR Preferred Dividend Fund (NYSE Amex: RDR), RMR Asia Pacific Real Estate Fund (NYSE Amex: RAP), RMR Asia Real Estate Fund (NYSE Amex: RAF) and RMR Dividend Capture Fund (NYSE Amex: RCR) (hereinafter RMR, RHR, RFR, RDR, RAP, RAF and RCR are collectively referred to as the “RMR Funds”) announced the results of their annual meetings of shareholders held on May 4, 2009 as follows:

Adam D. Portnoy and Jeffrey P. Somers were elected as Class II trustees of each of the RMR Funds to serve a three year term until the annual meetings in 2012.  The preliminary tabulations of the percentages of shareholders’ votes cast for each of these trustees are as follows:

Fund	Trustee	Percentage of Votes Cast For	Percentage of Total Eligible Shares Outstanding Cast For*

RMR Real Estate Fund	Adam D. Portnoy	100%	99%
	Jeffrey P. Somers	91%	82%

RMR Hospitality and Real Estate Fund	Adam D. Portnoy	100%	100%
	Jeffrey P. Somers	94%	91%

RMR F.I.R.E. Fund	Adam D. Portnoy	100%	98%
	Jeffrey P. Somers	99%	93%

RMR Preferred Dividend Fund	Adam D. Portnoy	100%	98%
	Jeffrey P. Somers	95%	94%

RMR Asia Pacific Real Estate Fund	Adam D. Portnoy	96%	83%
	Jeffrey P. Somers	96%	84%

RMR Asia Real Estate Fund	Adam D. Portnoy	93%	89%
	Jeffrey P. Somers	93%	90%

RMR Dividend Capture Fund	Adam D. Portnoy	100%	100%
	Jeffrey P. Somers	95%	90%

*                 Preferred shareholders of RMR, RHR, RFR, RDR and RCR voting as a separate class were eligible to vote for Adam D. Portnoy. All preferred and common shareholders of each Fund voting together were eligible to vote in all other instances.

Proposed Reorganizations.  As previously announced, the Board of Trustees of each of the RMR Funds has unanimously proposed the reorganization of RMR, RHR, RFR, RDR and RCR into a newly formed closed end fund, RMR Real Estate Income Fund, and the reorganization of RAP and RAF into a newly formed closed end fund, New RMR Asia Pacific Real Estate Fund.  Shareholders eligible to vote on these proposed reorganizations should have recently received a Joint Proxy Statement/Prospectus relating to the proposed reorganization of the RMR Fund in which they are eligible to vote.

If you have any questions, including with respect to eligibility to vote on the proposed reorganizations, or need assistance in voting shares, please call the Funds’ proxy solicitor,

Innisfree M&A Incorporated

Toll free:  1-877-750-9496.

The communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the RMR Funds, including RMR Real Estate Income Fund and New RMR Asia Pacific Real Estate Fund, the surviving funds in the reorganizations.  Investors and security holders of the funds are urged to read the Joint Proxy Statements/Prospectuses and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) carefully in their entirety because they contain important information about the proposed reorganizations.  Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully and consider in their entirety the Joint Proxy Statements/Prospectuses that contain important information regarding the investment objectives, risks, charges, expenses and other important information about RMR Real Estate Income Fund and New RMR Asia Pacific Real Estate Fund.

Investors may obtain free copies of the Joint Proxy Statements/Prospectuses and other documents filed with the SEC at the SEC’s web site at www.sec.gov.  In addition, free copies of the Joint Proxy Statements/Prospectuses and other documents filed with the SEC may also be obtained by directing a request to: RMR Advisors, Inc., 400 Centre Street, Newton, MA, 02458 or by calling: (617) 796-8253.

WARNING REGARDING FORWARD LOOKING STATEMENTS

THE FOREGOING PRESS RELEASE INCLUDES FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND THE FEDERAL SECURITIES LAWS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE RMR FUNDS’ PRESENT BELIEFS AND EXPECTATIONS, BUT THEY MAY NOT OCCUR.  FOR EXAMPLE:

•                  THIS PRESS RELEASE REPORTS THE PRELIMINARY TABULATIONS OF VOTES OF SHAREHOLDERS AND IMPLIES THAT THE FINAL RESULTS OF THE TABULATIONS OF VOTES MAY BE THE SAME.  IN FACT, THE PRELIMINARY TABULATIONS ARE SUBJECT TO FINAL COUNTINGS OF VOTES AND VERIFICATIONS THEREOF BY THE APPOINTED INSPECTOR OF ELECTIONS.  THE FINAL VOTES MAY BE DIFFERENT FROM THE RESULTS IMPLIED BY THE PRELIMINARY TABULATIONS.

•                  THIS PRESS RELEASE STATES THAT JOINT PROXY STATEMENTS/ PROSPECTUSES HAVE BEEN FILED WITH THE SEC AND MAILED TO FUND SHAREHOLDERS WITH RESPECT TO PROPOSED FUND REORGANIZATIONS.  THE IMPLICATION OF THIS STATEMENT IS THAT THESE FUNDS MAY BE REORGANIZED BY COMBINING TOGETHER. IN FACT, THESE REORGANIZATIONS MAY NOT OCCUR FOR VARIOUS REASONS INCLUDING: (I) BECAUSE OF CHANGED CIRCUMSTANCES, THE FUNDS’ BOARDS OR CERTAIN OF THEM MAY DECIDE NOT TO PROCEED WITH THESE REORGANIZATIONS; OR (II) THE SHAREHOLDERS OF ONE OR MORE OF THESE FUNDS MAY NOT APPROVE THESE REORGANIZATIONS.

INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE.